Larimar Therapeutics, Inc.

Three Bala Plaza East, Suite 506

Bala Cynwyd, Pennsylvania 19004

July 13, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7553

Re:	Larimar Therapeutics, Inc.

Registration Statement on Form S-3

Filed June 26, 2020 (File No. 333-239510)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Larimar Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-239510) (the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:01 PM, Eastern Time, on July 14, 2020, or as soon as thereafter as is practicable.

Please contact Rachael M. Bushey of Troutman Pepper Hamilton Sanders LLP, counsel to the Company, at (215) 981-4331 to provide notice of effectiveness, or if you have any questions or comments concerning this request.

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Very truly yours,

LARIMAR THERAPEUTICS, INC.

By:	/s/ Carole Ben-Maimon
Name: Carole Ben-Maimon, M.D.
Title: President and Chief Executive Officer

Larimar Therapeutics, Inc. — Acceleration Letter